

Mail Stop 7010

November 26, 2008

via U.S. mail and facsimile

James W. Griffith, President and Chief Executive Officer
The Timken Company
1835 Dueber Ave., SW,
Canton, OH 44706-2798

> **RE:** **The Timken Company**
> **Form 10-K for the Fiscal Year Ended December 31, 2007**
> **Filed February 28, 2008**
> **Form 10-Q for the Fiscal Quarter Ended September 30, 2008**
> **Filed November 7, 2008**
> **File No. 1-01169**

Dear Mr. Griffith:

We have reviewed the above referenced filing and have the following comments. Where indicated, we think you should revise your disclosures in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2007

Liquidity and Capital Resources, page 35

1. You state that under the Senior Credit Facility you have two financial covenants: a consolidated leverage ratio and a consolidated interest coverage ratio. In future filings, please include a tabular presentation of your actual ratios versus the

minimum/maximum ratios permitted under the financial covenants. This presentation will allow an investor to easily understand your current status in meeting your financial covenants. This disclosure should only be excluded if you believe that the likelihood of default is remote. Refer to Section 501.03 of the Financial Reporting Codification for guidance. Please also confirm to us and revise your disclosure in future filings to clarify that the disclosed amount available under the senior credit facility is the amount that would not result in a violation of your financial covenants.

2. In future filings please identify any known trends, demands, commitments, events or uncertainties that will affect or are reasonably likely to affect your liquidity in any material way. For example, we note your statement on page 5 that any reduction in distributions under the Continued Dumping and Subsidy Offset Act would reduce your earnings and cash flow.

Note 6 – Impairment and Restructuring Charges, page 53

3. We note you recorded impairment charges of $11.7 million during the 2007 fiscal year. However, you do not provide the factors contributing to the impairments. For example, you state you recorded an impairment charge of $5.3 million related to one of the Industrial Group's entities during 2007, but you do not discuss the source of the impairment charge. In future filings please provide a description of the impaired long-lived asset and the facts and circumstances leading to the impairment. Refer to paragraph 26 of SFAS 144.

Form 10-Q for the Fiscal Quarter Ended September 30, 2008

Note 12 – Impairment and Restructuring Charges, page 12

Bearings and Power Transmission Reorganization, page 12

4. You state that you expect to realize pretax savings of approximately $10 to $20 million annually by the end of 2008 as a result of certain changes. In future filings please quantify how much of this cost savings you have actually realized to date. Additionally, if your pretax savings is less than $10 million please provide an analysis that quantifies the contributing factors that caused you not to realize the full expected pretax savings.

Mobile Industries, page 13

5. You disclose the restructuring and planned reductions in your Mobile Industries segment are targeted to deliver annual pretax savings of approximately $75 million. Due to the delay in the timing of the closure of the manufacturing facility in Sao Paulo, Brazil, you state you do not expect to fully realize these savings

until the end of 2009. In future filings please quantify how much of this cost savings you have actually realized to date, if any, and clarify the impact of the delay in the closure of the Sao Paulo facility. Explain specifically how the increased customer demand has impacted management's plan to close the facility, describe management's considerations, and clarify whether significant changes to the original plan have occurred or are likely.

Process Industries

6. Due to your rationalization initiative you expect to deliver annual pretax savings of approximately $20 million through streamlining operations and workforce reductions by the end of 2009. In future filings please quantify the realized cost savings to date.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 17

7. While the discussion of results of operations in your Forms 10-K and 10-Q discusses intermediate effects of certain trends and events on your operations, the analysis frequently does not quantify significant factors or discuss the reasons underlying those intermediate effects in sufficient detail for a reader to see the business through the eyes of management. For example:

   - On page 20 you attribute the increase in gross profit margins to "higher surcharges, favorable pricing, favorable mix, higher sales volumes across most market sectors and lower rationalization expenses, partially offset by higher LIFO charges, higher raw material costs and lower demand from North American light-vehicle customers." The impact of these various items are not quantified, and there is no detailed discussion of the factors or their underlying causes.
   - The discussion of your segments' net sales and adjusted EBIT on pages 25-29 lists significant offsetting factors without quantifying the impact of each of these factors, and there is little information to help an investor assess the significance or magnitude of these events. There is frequently little detail on the nature and underlying causes of factors such as higher volumes, favorable pricing, product mix, higher raw material and logistics costs, or LIFO income.
   - It appears expanded disclosure of your scrap metal costs and surcharges used to recover these costs would be useful information for investors. While you list surcharges as a significant factor in the increase in sales and mention the offsetting effects of surcharges and higher raw materials costs in your discussion of the increase of gross margins, it is not clear how fluctuations in the price of scrap metal have impacted gross profit overall or Adjusted EBIT in your Steel segment. Useful disclosure may include specific information on changes in the price of scrap metal over the period, trends and management's

> future expectations, details on the pricing mechanisms used in your contracts
> for raw materials surcharges, quantification of the impact on gross margin, as
> well as the known or expected impact of delayed surcharge adjustments on
> future periods.

These examples are not meant to be a comprehensive list and are merely
representative of issues noted throughout your discussion. In future filings please
expand the discussion of results of operations accordingly. For additional
guidance, please refer to SEC Release 33-8350, available on the SEC website at
www.sec.gov./rules/interp/33-8350.htm.

8. Please expand MD&A to provide a discussion of recent economic events,
    including the lower market-wide demand for automobiles and machinery and its
    current and expected future impact on your operations, financial position and
    liquidity. This disclosure should provide detailed information on your customers,
    recent order activity, expected trends, management's response for managing these
    events, potential future actions by management and other detailed information.
    Expand your liquidity discussion to address the expected impact to current and
    future cash flows and how you expect recent economic events, including the
    credit shortage, may affect other sources of liquidity. In your response to this
    letter, please provide a detailed description of proposed future disclosure.

Liquidity and Capital Resources, page 32

9. We note an increase in your allowance for doubtful accounts, in part due to
    accounts receivable related to your automotive industry customers. In future
    filings please discuss the reasons you increased your reserve (i.e. customers in
    bankruptcy, slow payments, forgiveness of receivable) and the impact to current
    and future liquidity. Refer to Section 501.05 of the Financial Reporting
    Codification for guidance.

Critical Accounting Policies and Estimates, page 34

10. Please describe your consideration of addressing your accounting for inventories in the discussion of critical accounting policies in your Forms 10-Q. The impact of changing expectations of scrap metal costs on interim LIFO calculations was a significant component of the increase in income in the third quarter. Expanded disclosure on current scrap metal prices, current trends and future expectations of management, and how these factors affect inventory accounting and reported operations would be useful for investors.

11. Please clarify the criteria for determining whether FIFO or LIFO will be used to value specific types of inventories.

12. Net periodic benefit cost for your retirement and postretirement benefit plans decreased $26.3 million during the nine months ended September 30, 2008, compared to the prior interim period, contributing 10% of the overall increase in earnings before taxes. The decrease in cost is driven by an increased expected return on plan assets and a decrease in recognized net actuarial loss. Pension plan assets were 67% invested in equity securities at December 31, 2007. Please expand MD&A in future filings to discuss the impact market conditions have had on plan assumptions and the net periodic benefit cost, as well as the expected impact on future operations from a decrease in plan assets, change in expected return and amortization of actuarial loss. Discuss other significant factors, such as the discount rate assumption and plan settlements. Discuss the impact on your financial position from changes in the fair value of plan assets and actuarial gains or losses. Discuss funding requirements relative to your accumulated benefit obligation and the implications to current and future liquidity from potential incremental cash payments to maintain funding requirements. In your response, please provide a detailed description of proposed future disclosure.

* * * *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Tracey McKoy, Staff Accountant, at (202) 551-3772 or Terence O'Brien at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Kane at (202) 551-3235 with any other questions.

Sincerely,

Terence O'Brien
Accounting Branch Chief